Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-134806

MEDIS TECHNOLOGIES ANNOUNCES PROPOSED REGISTERED OFFERING
OF UP TO 1.5 MILLION SHARES OF COMMON STOCK
AND ENTRY INTO SHARE LENDING AGREEMENT
WITH CITIGROUP GLOBAL MARKETS LIMITED

New York, NY, October 30, 2006—Medis Technologies Ltd. (NASDAQ:MDTL) announced today that it is proposing to offer up to 1.5 million shares of its common stock in an offering registered under the Securities Act of 1933, as amended. The shares of common stock to be sold in the offering will be newly issued shares loaned to an affiliate of Citigroup Global Markets Inc., the sole book-running manager of the offering, under a 5-year share lending agreement.

Medis will not receive any proceeds of the offering. The registered offering will be used by an affiliate of Citigroup to facilitate hedging transactions undertaken by purchasers of Medis’ Series A preferred stock concurrently being offered by Medis in a private placement.

Medis does not expect the borrowed shares to be considered issued or outstanding for accounting purposes and accordingly does not expect the borrowed shares to have a dilutive impact on its earnings per share.

This announcement is neither an offer to sell nor an offer to buy any of these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

Medis Technologies’ primary focus is on direct liquid fuel cell technology. Its business strategy is to sell its products to end users through retail outlets, service providers and to the military and other markets. Medis has also developed the CellScan with many potential applications relating to disease diagnostics and chemo sensitivity. Additionally, Medis’ product pipeline includes other technologies, in varying stages of development.

Medis has filed a registration statement (including a prospectus and related prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-134806) and other documents Medis has filed with the SEC for more complete information about Medis and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request a copy of the prospectus and related prospectus supplement by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146.

To see the prospectus supplement in its entirety, please go to:

http://www.sec.gov/Archives/edgar/data/1090507/000107261306002162/0001072613-06-002162-index.htm

This press release may contain forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases you can identify those so-called “forward looking statements” by words such as “may,” “will,” “should,” “expects,” plans,” “targets,” “believes,” “anticipates,” “estimates,” “predicts,” “potential,” or “continue” or the negative of those words and other comparable words. These forward looking statements are subject to risks and uncertainties, product tests, commercialization risks, availability of financing and results of financing efforts that could cause actual results to differ materially from historical results or those anticipated. Further information regarding these and other risks is described from time to time in the Company's filings with the SEC. We assume no obligation to update or alter our forward-looking statements made in this release or in any periodic report filed by us under the Securities Exchange Act of 1934 or any other document, whether as a result of new information, future events or otherwise, except as otherwise required by applicable federal securities laws.